Generic Marketing Services, Inc.
                      2811 Reidville Road, Suite 23
                          Spartanburg, SC  29301
                           Phone:  (864) 316-2909


September 25, 2007

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3720

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Derek B. Swanson
            Attorney-Advisor

RE:  Generic Marketing Services, Inc.
     Amendment No. 1 to Form SB-2
     Filed September 11, 2007
     File No  333-145132


Dear Mr. Swanson:

On behalf of Generic Marketing Services, Inc. (the "Company), this letter responds to your September 19, 2007 comment letter, concerning our SB-2/A Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

1. We note your response to our prior comment 1; however, further revisions are necessary to make clear that the company is offering shares to the public through the selling shareholders. Also, make clear that all of the selling shareholders are (not may) deemed to be underwriters in this offering. Please note that because a primary offering of your shares is contemplated, and because each of the shareholders who will receive Generic Marketing is an underwriter, each of those shareholders cannot rely on Securities Act Rule 144 to offer and sell the Generic Marketing shares to be received in connection with the spin-off. Revise your discussion on page 45 to confirm that none of the shareholders who will receive Generic Marketing shares in connection with the spin-off will be able to rely on Rule 144 to re-sell those shares. Also revise your disclosure elsewhere, including on page 7, to remove any suggestion that recipients of Generic Marketing shares will be able to freely sell those shares into the market.


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Response:  We have revised the document to make it clear that the company is offering shares to the public through the selling shareholders. Further, we have removed any reference that the selling shareholder "may" be deemed underwriters. We now state that they "are" deemed to be underwriters in this offering. We have revised our discussion on page 45 that none of the shareholders will be able to rely on Rule 144 to re-sell their shares. And, finally, we have revised our disclosure to remove any suggestion that recipients of shares will be able to freely sell those shares into the market.

2. Please note that because you are registering a primary offering on behalf of Generic Marketing and its shareholders, you are not eligible to rely on Rule 415(a)(1)(i) to conduct an offering by selling shareholders. Therefore, please revise to remove the statement on page 1 that "until our common stock is quoted on the OTC-BB, the offering will be made at $0.02 per share." If you intend to register the offer and sale of shares by selling shareholders at this time, you must fix the price at which each selling shareholder will sell for the duration of the offering.
    Also revise similar disclosure on the cover sheet of the prospectus and found throughout the discussion on page 40.

Response: We were not relying on Rule 415(a)(1)(i) but Rule 415(a)(1)(ii). We have removed the statement on page 1 that "until our common stock is quoted on the OTC-BB, the offering will be made at $0.02 per share. We have revised similar disclosure found throughout the discussion on Page 40.

3. We have considered your response to our prior comment 2 and are unable to agree with your analysis. Neither Basic Services nor Generic Marketing have a specific business plan, and appear to be shell companies that have been spun-off in order to facilitate a reverse merger in the future. Please revise to comply with Securities Act Rule 419. In the alternative, revise your prospectus cover page disclosure to state that you do not believe that you are a blank check company and that you have no intention of merging with any operating company in the future, and substantially expand your discussion in your MD&A section to include a detailed discussion of your business plan and milestones you have set to further that plan.

Response: We appreciate that you recognize that Generic Marketing can be classified as a "shell company" under the definition described in the Commission's amended Securities Act Rule 405. Therefore, per your alternative suggestion, we have revised the prospectus cover page disclosure to state that we do not believe that we are a blank check company and that we have no intention of merging with any operating company. Further, we have expanded our discussion in the MD&A section to include a detailed discussion of our milestones.

4. We note your response to our prior comment 5. However, your disclosure still implies that you have begun "the application process to be listed on the OTC-Bulletin Board." This statement is incorrect because the OTC Bulletin Board is not an exchange and only market makers, not issuers, can apply to have a company's securities accepted for quotation on this service. Please correct.

Response: We have revised our disclosure that the market maker has begun the application process.


5. We have considered your response to our prior comment 8, as well as statements you continue to make about your intellectual property and your business. Clearly describe the intellectual property that you state you will be receiving in connection with the spin-off and clarify why these items are considered to be "intellectual property."

Response: We have expanded our discussion to describe the intellectual property we will be receiving in connection the spin-off, see Page 25.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Generic Marketing Services, Inc.

By:   /s/ Frank Arnone
---------------------------------
          Frank Arnone
          Chief Executive Officer



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